Exhibit 99.33

Blue Flint Ethanol LLC

Financial Statements

Blue Flint Ethanol LLC

Independent Auditors’ Report

To the Executive Committee and Members of

      Blue Flint Ethanol LLC

Underwood, North Dakota

We have audited the accompanying balance sheets of Blue Flint Ethanol LLC, (the “Company”) as of September 30, 2011 and 2010, and the related statements of income and comprehensive income, members’ equity, and cash flows for each of the three years in the period ended September 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Flint Ethanol LLC at September 30, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Costa Mesa, California
November 9, 2011

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Blue Flint Ethanol LLC

Balance Sheets

September 30,	2011	2010
Assets
Current assets:
Cash and cash equivalents	$6,064,457	$7,359,630
Restricted cash	8,350,063	8,386,668
Accounts receivable	3,394,305	2,811,577
Inventory	11,973,811	4,655,487
Prepaid expenses	50,564	81,264
Other current assets	2,518,463	—

Total current assets	32,351,663	23,294,626
Debt issuance costs	1,994,866	2,190,142
Property and equipment	69,474,746	72,989,905
Other assets	672,222	895,667

Total assets	$104,493,497	$99,370,340

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$1,671,256	$1,353,573
Accounts payable, related parties	586,853	548,583
Accrued liabilities	3,459,359	4,640,025
Current portion of long-term debt	3,382,000	3,382,000

Total current liabilities	9,099,468	9,924,181
Long-term liabilities:
Long-term debt	42,109,215	45,991,215
Asset retirement obligations	99,069	90,889
Other long-term liabilities	—	378,138
Other long-term liabilities, related parties	6,290,825	4,777,532

Total liabilities	57,598,577	61,161,955

Commitments and contingencies
Members’ equity:
Members’ capital accounts	22,060,784	22,060,784
Retained earnings	24,912,179	17,319,868
Accumulated other comprehensive loss	(78,043)	(1,172,267)

Total members’ equity	46,894,920	38,208,385

Total liability and members’ equity	$104,493,497	$99,370,340

See accompanying notes to financial statements.

Blue Flint Ethanol LLC

Statements of Income and Comprehensive Income

Years Ended September 30,	2011	2010	2009
Net revenues	$171,726,794	$128,603,047	$128,805,959
Cost of revenues	157,974,033	103,292,451	117,805,187

Gross margin	13,752,761	25,310,596	11,000,772
General and administrative expenses	2,650,256	2,660,728	1,887,629

Operating income	11,102,505	22,649,868	9,113,143
Other income and expenses:
Interest expense	(3,256,084)	(4,444,325)	(5,946,459)
Miscellaneous income	84,590	325,998	266,287

Total other income and expenses	(3,171,494)	(4,118,327)	(5,680,172)

Net income	7,931,011	18,531,541	3,432,971
Other comprehensive income:
Unrealized gain, cash flow hedges	1,094,224	1,102,635	(675,295)

Comprehensive income	$9,025,235	$19,634,176	$2,757,676

See accompanying notes to financial statements.

Blue Flint Ethanol LLC

Statements of Members’ Equity

	HES Membership Interest	GRE Membership Interest	Retained Earnings	Accumulated Other Comprehensive Loss	Total Members’ Equity
Balances as of September 30, 2008	$10,741,000	$10,319,784	$1,208,909	$(1,599,607)	$20,670,086
Capital contribution from members	510,000	490,000	—	—	1,000,000
Net income	—	—	3,432,971	—	3,432,971
Unrealized loss on cash flow hedges	—	—	—	(675,295)	(675,295)
Member distribution payable	—	—	(1,562,853)	—	(1,562,853)

Balances as of September 30, 2009	$11,251,000	$10,809,784	$3,079,027	$(2,274,902)	$22,864,909
Net income	—	—	18,531,541	—	18,531,541
Unrealized gain on cash flow hedges	—	—	—	1,102,635	1,102,635
Member distribution paid	—	—	(3,917,904)	—	(3,917,904)
Member distribution payable	—	—	(372,796)	—	(372,796)

Balances as of September 30, 2010	11,251,000	10,809,784	17,319,868	(1,172,267)	38,208,385
Net income	—	—	7,931,011	—	7,931,011
Unrealized gain on cash flow hedges	—	—	—	1,094,224	1,094,224
Member distribution payable	—	—	(338,700)	—	(338,700)

Balances as of September 30, 2011	$11,251,000	$10,809,784	$24,912,179	$(78,043)	$46,894,920

See accompanying notes to financial statements.

Blue Flint Ethanol LLC

Statements of Cash Flows

Years Ended September 30,	2011	2010	2009
Cash flows from operating activities:
Net income	$7,931,011	$18,531,541	3,432,971
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and accretion	4,002,852	3,958,867	3,899,107
Noncash interest expense related to amortization of debt issuance costs	195,276	254,409	400,389
Unrealized gain on commodity trading activities	(2,042,929)	(2,042,914)	2,603,107
Changes in assets and liabilities:
Accounts receivable	(582,728)	(462,322)	3,170,824
Accounts receivable, related party	—	510,000	(510,000)
Inventory	(7,318,324)	162,681	(1,227,400)
Prepaid expenses	30,700	(5,916)	(11,109)
Other assets	(2,295,018)	(322,080)	(61,970)
Accounts payable	317,683	1,217,670	(490,775)
Accounts payable, related parties	1,212,863	(1,916,232)	84,990
Accrued liabilities	1,578,349	(11,842)	(2,920,028)

Net cash provided by operating activities	3,029,735	19,873,862	8,370,106

Cash flows from investing activities:
Purchase of property and equipment	(479,513)	(1,158,417)	(984,845)
Increase (decrease) in restricted cash	36,605	(943,887)	246,305

Net cash used in investing activities	(442,908)	(2,102,304)	(738,540)

Cash flows from financing activities:
Principal paid on long-term debt	(3,882,000)	(19,313,290)	(4,331,495)
Proceeds from membership interests	—	—	1,000,000
Distributions to members	—	(3,917,904)	—

Net cash used in financing activities	(3,882,000)	(23,231,194)	(3,331,495)

Net decrease in cash and cash equivalents	(1,295,173)	(5,459,636)	4,300,071
Cash and cash equivalents – beginning of year	7,359,630	12,819,266	8,519,195

Cash and cash equivalents – end of year	$6,064,457	$7,359,630	12,819,266

Supplemental schedule of non-cash activities:
Member distribution payable	$338,700	$372,796	1,562,853

See accompanying notes to financial statements.

Blue Flint Ethanol LLC

Notes to Financial Statements

1.	Organization and Description of Business

Nature of Business

Blue Flint Ethanol LLC (“Blue Flint” or the “Company”) was formed on June 3, 2005 as a limited liability Company under the State of Delaware statutes, for the purpose of building and operating a corn ethanol facility located near Falkirk, North Dakota with a production capacity of approximately 50 million gallons per year. The Blue Flint ethanol facility is a dry-mill production facility that produces and sells ethanol and dry and modified distillers grain. Blue Flint commenced production in February 2007. See Note 10 for additional information.

Blue Flint has a September 30 fiscal year-end.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Subsequent Events

Management has evaluated events that have occurred subsequent to September 30, 2011 through November 9, 2011, the date on which the financial statements were available to be issued and has determined that there were no material events requiring recognition or disclosure.

Concentrations

Blue Flint purchases corn from farmers in North Dakota and neighboring states and could face supply shortages or higher corn prices due to drought or catastrophic events affecting corn production. In addition, ethanol fuel prices can be impacted by crude oil prices. Any decline in oil prices may result in a decrease in ethanol fuel prices.

As of September 30, 2011, concentrations of credit risk with respect to net revenues and accounts receivable is primarily with companies that market/purchase Blue Flint’s ethanol and distilled grains (see Note 11). As of September 30, 2011, two companies accounted for approximately $126,082,000 and $26,526,000 of net revenues, respectively, and three companies accounted for approximately $1,903,000, $521,000 and $439,000, respectively, of accounts receivable. As of September 30, 2010, two companies accounted for approximately $92,444,000 and $18,840,000 of net revenues, and accounts receivable from these two companies was approximately $2,134,000 and $331,000, respectively. As of September 30, 2009, two companies accounted for approximately $100,676,000 and $21,233,000 of net revenues, and three companies accounted for approximately $1,453,000, $484,000, and $356,000, respectively, of accounts receivable.

Although Blue Flint has not had any collection issues with its direct marketers, it is not able to predict with certainty the changes in the financial stability of these major customers. Any material change in the financial status of these customers could have a material adverse effect on the Company’s results of operations, financial position, or cash flows.

Blue Flint Ethanol LLC

Notes to Financial Statements

Revenue Recognition and Cost of Revenues

Revenue from the production of ethanol and related products is recorded when title transfers to customers, which is generally when the product is shipped from Blue Flint’s facility and risk of loss is assumed by the customer. Estimated sales discounts and allowances are provided for at the time of sale and are based upon established policies and historical experience. Revenues include transportation charges and shipping and handling fees associated with delivering products and materials to customers when the transportation or shipping and handling are reimbursed by direct marketers. Cost of revenues includes transportation charges, shipping and handling fees.

In accordance with the Company’s agreements for marketing and sale of ethanol, commissions due to the marketer are paid separately and are recorded in cost of revenues. Cost of revenues primarily include cost of raw materials, freight charges, purchasing and receiving costs, energy and water costs, inspection costs, shipping costs, distribution expenses, plant management and hourly compensation costs, and general facility overhead charges.

The Company recorded revenue of approximately $272,000, $9,624,000, and $10,444,000 for the years ended September 30, 2011, 2010, and 2009 respectively, related to Renewable Identification Numbers (“RINS”). The Company earned credits for each gallon of ethanol it blends and these credits are available to be sold by the Company to other parties. RINS revenue is recognized at the time when the product transfer documents are executed by the counterparties to the sale and the title changes hands. With the government modification of the Renewable Fuel Standard (Title 40. § 80, Subpart M) effective July 1, 2010, the Company no longer generates RINs to sell in the market.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less when purchased to be cash equivalents. The Company maintains cash deposits in financial institutions that may exceed the amounts insured by the United States government. All of the non-interest bearing cash balances were fully insured at September 30, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the non-interest bearing cash balances may again exceed federally insured limits. As of September 30, 2011, there were deposits in interest-bearing amounts in excess of federally insured limits. Management believes that this risk of loss is not significant.

Restricted Cash

Restricted cash held as of September 30, 2011 and 2010 included $7,626,248 and $7,804,948, respectively, for debt service (see Note 6), distribution and working capital reserves. Additionally, restricted cash held as of September 30, 2011 and 2010 included $723,815 and $581,720, respectively, for commodity trading activity by a commodity broker. Restricted cash for debt service reserves, distribution, and working capital reserve is held at one financial institution.

Blue Flint Ethanol LLC

Notes to Financial Statements

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate made for doubtful accounts receivable based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer accounts receivable and considering a customer’s financial condition, credit history, and current economic conditions. Collateral is not required for trade accounts receivable. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received.

Included in accounts receivable as of September 30, 2011 and 2010 are approximately $18,000 and $2,423,000, respectively, of unbilled receivables related to earned revenues for which invoices have not yet been sent to clients.

Inventories

Corn and chemicals inventories are stated at lower of cost or market on the first-in, first-out method (FIFO). Ethanol and distillers grains are stated at the lower of average cost (determined monthly) or market on the FIFO method.

Derivatives and Hedging Activities

Derivatives are recognized on the balance sheet at their fair values and are included in the accompanying balance sheets based on their economic characteristics. Derivatives outstanding as of September 30, 2011 and 2010 are classified as accrued liabilities, other long-term liabilities, other current assets and other assets. On the date a derivative contract is entered into, the Company may designate the derivative as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge). Changes in the fair value of a derivative that is highly effective and where the hedge qualifies as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable rate asset or liability are recorded in earnings). Changes in the fair values of undesignated derivative instruments are reported in current period earnings.

Blue Flint contemporaneously documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedged transactions at inception of the hedge. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Blue Flint also assesses on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Blue Flint discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item (including forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; or (3) the derivative is de-designated as a hedge instrument because it is unlikely that a forecasted transaction will occur or when management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and

Blue Flint Ethanol LLC

Notes to Financial Statements

gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with subsequent changes in its fair value recognized in current-period income. The accumulated gains and losses in other comprehensive income will be recognized in earnings when the forecasted transaction occurs. As described in more detail in Note 9, Blue Flint entered into derivative agreements to limit its exposure to changes in interest rates and corn and ethanol pricing. Blue Flint’s derivative positions related to ethanol and corn are undesignated instruments where changes in the fair value of these economic hedges are included in revenue and cost of goods sold in the statements of income.

Income Taxes

Limited liability companies (“LLCs”) are not liable for federal or state income taxes and, therefore, no provision for income taxes is made in the accompanying financial statements. Rather, a proportionate share of the LLC’s income, deductions, credits and tax preference items are reported to the individual members for inclusion in their tax returns. Accordingly, no provision/benefit or asset/liability for income taxes was reflected in these financial statements relative to the results of operations.

The Company adopted the provisions under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income taxes, for uncertain tax positions as of October 1, 2009. The tax years subject to examination by major tax jurisdictions include the years 2007 and forward by the U.S. Internal Revenue Service (“IRS”) and North Dakota. Based on the Company’s evaluation, there are no significant uncertain tax positions requiring recognition in its financial statements. The Company reports tax related interest and penalties, if any, as income tax expense. There were no interest or penalties recorded upon implementation.

Debt Issuance Costs

Debt issuance costs are stated at cost, less accumulated amortization. Debt issuance costs are amortized over the term of the related debt by a method which approximates the effective interest method. Amortization of debt issuance costs of $195,276, $254,409 and $400,389 were expensed in 2011, 2010, and 2009, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Years
Land improvements	25 - 40
Buildings and improvements	40
Machinery and equipment
Facility equipment	7 - 25
Other equipment	5 - 12
Office furniture and equipment	3 - 10

Maintenance, repairs and minor replacements are charged to operations while major replacements and improvements are capitalized. Upon the sale or retirement of property and equipment, any

Blue Flint Ethanol LLC

Notes to Financial Statements

gain or loss on disposition is reflected in results of operations (in other income and expenses), and the related asset cost and accumulated depreciation or amortization are removed from the respective accounts. There were no sales or retirement of assets during the years ended September 30, 2011 and 2010.

Valuation of Long-Lived Assets

Blue Flint evaluates the carrying value of long-lived assets, as well as the related amortization periods, to determine whether adjustments to these amounts or to the useful lives are required based on current events and circumstances. The carrying value of a long-lived asset is considered impaired when the anticipated cumulative undiscounted cash flow from that asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. There were no material impairment losses recorded for long-lived assets in any of the years presented.

Asset Retirement Obligations

FASB ASC No. 410, Asset Retirement and Environmental Obligations, requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which it is incurred or becomes determinable, with an associated increase in the carrying amount of the related long-lived asset. The cost of the tangible asset, including the initially recognized asset retirement cost, is depreciated over the useful life of the asset. The ARO is recorded at fair value, and accretion expense will be recognized over time in cost of revenues as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at Blue Flint’s credit-adjusted risk-free interest rate. Blue Flint accrues an ARO for its ethanol plant (see Note 7).

Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value and requires enhanced disclosures about fair value measurements. These guidelines clarify that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

FASB ASC 820 requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows: Level 1 quoted prices in active markets for identical assets or liabilities; Level 2 quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or Level 3 unobservable inputs for the asset or liability, such as discounted cash flow models or valuations. The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Level 1: These assets and liabilities include the part of the Company’s cash and cash equivalents and restricted cash which consist of money market mutual funds.

Blue Flint Ethanol LLC

Notes to Financial Statements

Level 2: These assets and liabilities include the Company’s interest rate swaps and commodity futures and options derivative contracts whose value is determined with inputs that are based on exchange traded prices, adjusted for location specific inputs that are primarily observable in the market or can be derived principally from, or corroborated by, observable market data.

Level 3: These assets and liabilities include commodity futures and options derivative contracts whose value is determined using a model where specific inputs are not observable in the open market.

The following table presents the financial instruments carried at fair value as of September 30, 2011 (as described above):

September 30, 2011	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money market mutual funds	$1,014,743	$—	$—	$1,014,743
Restricted cash:
Money market mutual funds	7,626,248	—	—	7,626,248
Derivative assets – futures and options contracts	—	2,518,463	—	2,518,463

Total assets at fair value	$8,640,991	$2,518,463	$—	$11,159,454

Liability on interest rate swaps	$—	$(417,157)	$—	$(417,157)
Derivative liabilities – futures and options contracts	—	(1,525,036)	(46,452)	(1,571,488)

Total liabilities at fair value	$—	$(1,942,193)	$(46,452)	$(1,988,645)

The table below sets forth a summary of changes in the fair value of the Company’s level 3 liabilities for the year ended September 30, 2011:

Year Ended September 30, 2011	Level 3
Balance, beginning of year	$(219,650)
Total losses realized/unrealized included in earnings	3,000,998
Purchases, issuances, and settlements	(2,827,800)

Balance, end of year	$(46,452)

The following table presents the financial instruments carried at fair value as of September 30, 2010 (as described above):

September 30, 2010	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money market mutual funds	$1,384,393	$—	$—	$1,384,393
Restricted cash:
Money market mutual funds	7,804,949	—	—	7,804,949
Derivative assets – futures and options contracts	—	388,750	—	388,750

Total assets at fair value	$9,189,342	$388,750	$—	$9,578,092

Liability on interest rate swaps	$—	$(1,511,381)	$—	$(1,511,381)
Derivative liabilities – futures and options contracts	—	(1,418,114)	(219,650)	(1,637,764)

Total liabilities at fair value	$—	$(2,929,495)	$(219,650)	$(3,149,145)

Blue Flint Ethanol LLC

Notes to Financial Statements

Contingencies

In accounting for legal matters and other contingencies, Blue Flint follows the guidance in FASB ASC 450, Contingencies, under which loss contingencies are accounted for based on the likelihood of an impairment of an asset or the incurrence of a liability. If a loss contingency is “probable” and the amount of loss can be reasonably estimated, it is accrued. If a loss contingency is “probable” but the amount of loss cannot be reasonably estimated, disclosure is made. If a loss contingency is “reasonably possible,” disclosure is made, including the potential range of loss, if determinable. Loss contingencies that are “remote” are neither accounted for nor disclosed. Gain contingencies are given no accounting recognition until realized, but are disclosed if material.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and expenses for administrative employees as well as corporate training and travel expenses and fees paid to outside service providers such as legal, audit, and consulting firms.

Recent Accounting Pronouncements

The FASB has issued Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU amends the FASB ASC to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments to the ASC in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.

ASU 2011-05 should be applied retrospectively. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on the financial statements.

The FASB has issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in accounting principles generally accepted in the United States of America (GAAP) and International Financial Reporting Standards (IFRS). This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.

The amendments to the FASB ASC in this ASU are to be applied prospectively. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. Nonpublic entities may apply the

Blue Flint Ethanol LLC

Notes to Financial Statements

amendments in ASU 2011-04 early, but no earlier than for interim periods beginning after December 15, 2011. The Company is currently evaluating the effect of this and its potential impact on the financial statements.

3.	Inventory

A summary of inventory at September 30 is as follows:

	2011	2010
Corn	$10,422,218	$4,105,357
Ethanol	1,044,563	323,621
Chemicals	244,025	144,549
Distillers grains	241,678	77,900
Other	21,327	4,060

	$11,973,811	$4,655,487

4.	Property and Equipment

A summary of property and equipment at September 30 is as follows:

	2011	2010
Land and land improvements	$9,789,070	$9,789,070
Buildings and improvements	18,830,881	18,814,941
Machinery and equipment	58,419,473	58,001,683
Office furniture and equipment	186,292	186,292
Construction in progress	155,267	109,484

	87,380,983	86,901,470
Less accumulated depreciation	(17,906,237)	(13,911,565)

	$69,474,746	$72,989,905

Depreciation expense was $3,994,672, $3,951,363 and $3,892,222 in 2011, 2010, and 2009 respectively.

5.	Accrued Liabilities

Accrued liabilities consisted of the following at September 30:

	2011	2010
Cost of product received but not yet invoiced	$1,470,714	$1,993,863
Fair value of derivative instruments	1,988,645	2,646,162

	$3,459,359	$4,640,025

Other long-term liabilities included $0 and $378,138 for the fair value of derivative instruments relating to interest rates swaps, at September 30, 2011 and 2010, respectively.

Blue Flint Ethanol LLC

Notes to Financial Statements

6.	Notes Payable

Long-term Debt

Long-term debt consisted of the following at September 30:

	2011	2010
Senior secured debt, first lien	$35,535,372	$39,025,372
Subordinated secured debt, second lien	9,955,843	10,347,843

	45,491,215	49,373,215
Less current maturities	(3,382,000)	(3,382,000)

	$42,109,215	$45,991,215

Senior and Subordinated Secured Construction and Term Loan Agreements

On June 9, 2006, Blue Flint entered into two credit agreements (Senior and Subordinated Loans) with a syndication of lenders. The Senior and Subordinated Loans allow Blue Flint to borrow up to $76,400,000 for construction and working capital for its Underwood, North Dakota Ethanol Project. The $76,400,000 Senior and Subordinated Loans consist of a first lien term loan in the amount of $61,800,000 and a second lien term loan in the amount of $14,600,000. Initial loans through the Senior and Subordinated Construction Loans were converted to Term Loans on October 26, 2007. The first lien term loan is senior in priority to all other debt and is secured by all assets of Blue Flint. The loans mature in October 2017.

The first lien loan bears interest, at Blue Flint’s option, at either i) the London Inter-bank Offered Rate (LIBOR) plus 3.25%; or ii) the “Base Rate” plus 3.25%. Base rate is defined as the higher of the prime rate announced by the Wall Street Journal and the overnight rate charged by the Federal Reserve Bank of New York plus 0.5%. The interest rate on the first lien loan was 3.62% (LIBOR plus 3.25%) and 3.54% (LIBOR plus 3.25%) at September 30, 2011 and 2010, respectively. The second lien loan bears interest, at Blue Flint’s option, at either i) LIBOR plus 5.25%; or ii) the “Base Rate” plus 5.25% and was 5.62% (LIBOR plus 5.25%) and 5.54% (LIBOR plus 5.25%) at September 30, 2011 and 2010, respectively.

The Senior and Subordinated Loans are repayable in quarterly installments of principal and interest, with minimum required quarterly principal repayments of approximately $845,500 beginning December 31, 2007. Interest is generally payable on a quarterly basis. Blue Flint is required to maintain a Debt Service Reserve Account (DSRA) through the life of the Senior and Subordinated Loans. At September 30, 2011 the required balance for the DSRA at loan conversion was mandatory principal and interest payments through March 31, 2012 or approximately $2,582,000. At September 30, 2011, approximately $2,625,000 was funded. Blue Flint funds the DSRA based on excess cash flow calculations which consist of the next six months of mandatory long-term debt principal and interest payments. There are no timelines or penalties for not fully funding the DSRA.

There are mandatory prepayments of the Senior and Subordinated Loans from “excess cash flow,” as defined in the agreement. Optional prepayments of the first lien term loan are generally

Blue Flint Ethanol LLC

Notes to Financial Statements

permitted without penalty. Once repaid in full or in part, no Senior and Subordinated Loan re-borrowings can be made. Under this requirement, the Company paid $500,000 during the year ended September 30, 2011.

The credit agreements contain restrictions and covenants common to such agreements, including limitations on the incurrence of other debt, investments, merger and acquisition activity, asset sales and liens, capital expenditures in excess of amounts budgeted for completion of the Ethanol plant, engaging in business outside the scope of Ethanol plant operations, limitations on the payment of dividends and transactions with affiliates of the Members, among others. In addition, Blue Flint must convert a minimum of 40% variable interest debt to fixed interest rates through interest rate derivative transactions and, upon start of operations, must maintain storage capacity for a one month corn feedstock supply. Blue Flint is in compliance with all debt covenants at September 30, 2011.

Blue Flint entered into agreements to limit its variable interest rate exposure. The agreements effectively fix LIBOR rates at or below 5.60% for debt as shown in the following table.

Maturity Date	Fixed LIBOR Rate	Debt Fixed to LIBOR
March 31, 2012 (Interest Rate Swap)	5.62%	$16,000,000
March 31, 2012 (Interest Rate Cap)	3.00%	3,000,000

		$19,000,000

Blue Flint accounts for these agreements as cash flow hedges, with their fair market value reflected in the balance sheets as either other assets or other liabilities. The market value of the hedges can fluctuate significantly over a relatively short period of time. The hedges had a market value at September 30, 2011 of $(417,157) which is reflected in accrued liabilities. The hedges had a market value at September 30, 2010 of $(1,511,381) of which $(1,133,243) is reflected in accrued liabilities and $(378,138) in other long-term liabilities. Blue Flint does not expect to reclassify any amount in accumulated other comprehensive loss to interest expense in FY 2012.

Interest and Debt Maturities

Cash paid for interest was $3,055,809, $4,189,916 and $5,546,070 in 2011, 2010, and 2009, respectively.

Future maturities of long-term debt as of September 30, 2011 are as follows:

2012	$3,382,000
2013	3,382,000
2014	3,382,000
2015	3,382,000
2016	3,382,000
Thereafter	28,581,215

$45,491,215

Blue Flint Ethanol LLC

Notes to Financial Statements

7.	Asset Retirement Obligations

Upon expiration or termination of its site lease with Great River Energy (“GRE”) (see Note 11), Blue Flint, if requested by GRE, is required to remove all above ground structures to the plant and grade the site as nearly as practicable to its original condition. Blue Flint will be allowed to fill in any depression with gravel or compacted soil. In accordance with FASB ASC 410, Blue Flint records an ARO liability for the ethanol facility retirement obligation.

Blue Flint estimates its ARO liability for facility removal and site grading based on engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work, and a projection of the likelihood GRE will require the plant removal.

Spending estimates are increased for inflation and a contractor market premium (6.5% at September 30, 2011 and 2010), then discounted at 9% at September 30, 2011 and 2010. Blue Flint records an ARO asset associated with the liability which will be depreciated over the estimated life of the facility. The ARO at September 30, 2011 and 2010 was $99,069 and $90,889, respectively. Blue Flint began accreting the ARO liability at the start of operations and the ARO liability will be accreted to the projected facility retirement date of 2057.

8.	Fair Value of Financial Instruments

Blue Flint’s financial instruments consist primarily of cash and cash equivalents, trade accounts receivable, accounts payable, interest rate swaps, commodity futures and options and long-term debt. All of these financial instruments are either carried at fair value in the balance sheet or are short-term in nature. Accordingly, the carrying values for those financial instruments as reflected in the balance sheets closely approximate their fair values. Because the interest rate on long-term debt is variable in nature, before interest rate swaps, the carrying value is deemed to approximate fair value.

9.	Derivative Instruments

Blue Flint’s activities expose it to a variety of market risks, including the effects of changes in commodity prices and interest rates. These financial exposures are monitored and managed by Blue Flint as an integral part of its overall risk-management program. Blue Flint’s risk-management program focuses on the unpredictability of financial and commodities markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Blue Flint seeks to reduce the variability of costs to produce ethanol by purchasing corn futures and options contracts on a fixed price basis. The variability of the sales price of ethanol is managed through the sale of ethanol futures and/or purchase of options contracts. Blue Flint believes its strategy of managing exposure to commodity price fluctuations will reduce somewhat the volatility of its results, but will also reduce its ability to benefit from favorable changes in prices.

Interest rate cap and swap agreements and commodity futures and options contracts are valued at market prices. Changes in value for interest rate cap agreements are recorded in other comprehensive income until earnings are affected by the variability of cash flows for those highly

Blue Flint Ethanol LLC

Notes to Financial Statements

effective contracts that are designated and that qualify as cash flow hedges (see Note 2). At September 30, 2011, 2010 and 2009, there was no ineffective portion of the interest rate hedge recognized in interest expense. Blue Flint’s derivative positions for ethanol and corn are undesignated instruments where changes in the fair value of the economic hedges are included in revenue and cost of goods sold in the statements of income. At September 30, 2011, Blue Flint had futures and options contracts in place to hedge a portion of its commodity risk exposure through July 2012.

Derivative gains included in the statements of income and comprehensive income consists of the following for the years ended September 30:

	2011	2010	2009
Realized and unrealized gain (loss) recognized from undesignated hedges:
Net revenues	$(2,251,109)	$310,294	$(1,097,613)
Cost of revenues	(2,396,361)	(3,720,706)	(1,856,217)
Unrealized gain from designated cash flow hedges included in other comprehensive income	1,094,224	1,102,635	(675,295)

By using derivative financial instruments to hedge exposures to changes in commodity prices, Blue Flint exposes itself to credit risk and market risk. Credit risk is the risk of failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes Blue Flint, which creates repayment risk for Blue Flint. When the fair value of a derivative contract is negative, Blue Flint owes the counterparty and, therefore, it does not have repayment risk. Blue Flint manages the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties. Derivative contracts entered into by Blue Flint are governed by an International Swap Dealers Association Master Agreement.

Market risk is the potential adverse effect on the value of a financial instrument that results from a change in commodity prices. The market risk associated with commodity-price contracts is managed by the establishment and monitoring of parameters that limit the types and degree of market risk that may be undertaken. Actual results could materially differ based on the change in commodity prices.

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Blue Flint Ethanol LLC

Notes to Financial Statements

	Fair Values of Derivative Instruments
	Asset Derivatives				Liability Derivatives
As of September 30,	2011		2010		2011		2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivative designated as hedging instruments under ASC 815
Interest rate contracts	—	$—	—	$—	Accrued liabilities	$417,157	Accrued liabilities	$1,133,243
Interest rate contracts	—	—	—	—	—	—	Other long-term liabilities	378,138

Total derivatives designated as hedging instruments under ASC 815		$—		$—		$417,157		$1,511,381

Derivative not designated as hedging instruments under ASC 815(a)
Commodity contracts	Other current assets	$2,518,463	Other assets	$263,905	Accrued liabilities	$1,571,488	Accrued liabilities	$1,637,764
Commodity contracts	—	—	Accrued liabilities	124,845	—	—	Other long-term liabilities	—

Total Derivative not designated as hedging instruments under ASC 815		$2,518,463		$388,750		$1,571,488		$1,637,764

Total derivatives		$2,518,463		$388,750		$1,988,645		$3,149,145

(a)	See Note 2 for additional information on the Company’s purpose for entering into derivatives not designated as hedging instruments and its overall risk management strategies.

10.	Member’s Agreement

Blue Flint’s members are parties to a limited liability company agreement (LLC Agreement). Under the terms of the LLC Agreement, with limited exemptions, members may only sell, assign or transfer any membership interests to nonaffiliates by giving a right of first offer to purchase the membership interests to existing members.

Blue Flint’s members are Great River Energy (GRE) and HES Ethanol Holdings, LLC (HES), each owning 49% and 51%, respectively, of Blue Flint voting membership interests. The members agreed to vest their authority to manage Blue Flint through an Executive Committee. Each member has the right to designate one representative to the Executive Committee. The right to representation on the Executive Committee lapses if a member’s ownership falls below 20%. Most significant Blue Flint business decisions require approval from at least 70% of the Executive Committee. The LLC Agreement restricts the payment of membership interest dividends until substantially all operational and debt obligations are met. After meeting operational and debt obligations, the LLC agreement requires payment of dividends to meet the members’ tax obligations.

Blue Flint Ethanol LLC

Notes to Financial Statements

11.	Commitment and Contingencies

Blue Flint has entered into agreements for the purchase of steam, water, and railroad transportation as follows:

Steam and Water Agreement with Related Party

Blue Flint has contracted with GRE to supply steam and water from GRE’s Coal Creek power plant which is adjacent to Blue Flint’s ethanol plant. The contract expires in June 2026 but can be renewed every five years subject to the Coal Creek power plant being operational.

Steam is used primarily in the drying of distilled grains. Steam was sold to Blue Flint from calendar 2007 to 2009 at the contracted price, reduced by the Btu content of returning water condensate from the ethanol plant. From calendar year 2010 to 2026, steam pricing from GRE will increase based on GRE’s annual percentage increase in costs to operate its Coal Creek power plant. Blue Flint will also pay $1,174,596 each year, subject to cash availability, through 2026, to compensate GRE for incurring structural costs required to generate and transport steam from its Coal Creek power plant to the ethanol plant. GRE must deliver 208,000 to 240,000 pounds of steam per hour to Blue Flint. Estimated annual steam costs at full plant production are $4,400,000. Cash paid for steam was $4,532,455, $4,427,421 and $4,215,501 in 2011, 2010 and 2009, respectively.

Blue Flint has contracted with GRE to supply approximately 250 million gallons of water annually at an annual cost of approximately $36,000 which will increase based on GRE’s annual percentage increase in costs to operate its Coal Creek power plant. Cash paid for water was $29,507, $24,859, and $26,037 in 2011, 2010, and 2009, respectively.

Management Agreement with Related Party

Headwaters Ethanol Operators, LLC (Operators) agreed to manage the construction, start-up and operations of Blue Flint. Operators is owned by the parent company of HES. The management agreement was signed on June 9, 2006 and continues until approximately January 2017 and is renewable for successive five-year terms unless terminated no later than 180 days prior to expiration. Operators will be paid $575,000 annually for its management services which is increased based on the annual increases in the consumer price index for urban areas in Minnesota and Wisconsin. Cash paid for management fees was $628,067, $690,348, and $622,917 in 2011, 2010, and 2009, respectively.

Minimum purchase amounts on the steam capacity payment for structural costs and management agreement are as follows as of September 30, 2011:

2012	$1,805,180
2013	1,805,180
2014	1,805,180
2015	1,805,180
2016	1,449,517
Thereafter	11,750,000

$20,420,237

Blue Flint Ethanol LLC

Notes to Financial Statements

Leases

Rental expense was approximately $2,707,000, $2,534,000, and $2,458,253 in 2011, 2010 and 2009, respectively. As of September 30, 2011, Blue Flint had leases for approximately 233 railroad cars and other equipment, with lease terms through 2016.

Annual minimum rental payments due under these leases are as follows as of September 30, 2011:

2012	$1,288,079
2013	889,740
2014	844,200
2015	525,450
2016	99,000

$3,646,469

Site Lease with Related Party

The ethanol plant was built on property leased from GRE. Blue Flint’s site lease with GRE expires in June 2026 but can be renewed every five years up to a maximum lease period of fifty years, subject to GRE’s Coal Creek power plant being operational. Upon expiration or termination of the site lease, Blue Flint, if requested by GRE, is required to remove all above ground structures to the plant and grade the site as nearly as practical to its original condition (see Note 7).

Ethanol Marketing

Blue Flint has an agreement with a third party for the marketing and purchase of substantially all ethanol produced by Blue Flint. The agreement expires in August 2012, and is renewable for successive one-year terms unless terminated three months prior to expiration.

Distillers Grain Marketing

Blue Flint has an agreement with a commodity marketing company for the marketing and sale of dry distiller grains produced by Blue Flint. The distilled grains must conform to certain minimum quality standards and must meet standards under the Federal Food, Drug and Cosmetic Act. Blue Flint can be assessed damages if it fails to provide the commodity marketing company distilled grains required under the contract. The agreement expires in June 2012, and is renewable for successive one-year terms unless terminated three months prior to expiration. Blue Flint expects to renew the contract.

Corn Oil Marketing

Blue Flint has an agreement with a third party for the purchase of all corn oil produced by Blue Flint. The corn oil must conform to certain minimum quality specifications as defined in the agreement, otherwise damages can be assessed against Blue Flint for failure to meet the terms of the contract. The agreement expires in December 2013.

Blue Flint Ethanol LLC

Notes to Financial Statements

Environmental Regulations

Blue Flint’s operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require Blue Flint to investigate and remediate the effects of the release or disposal of material. Accordingly, Blue Flint has adopted policies, practices and procedures in the areas of pollution control, occupational health, and the production, handling, storage and use of hazardous materials to prevent environmental or other damage, and to limit the financial liability which could result from such events. Environmental liabilities are recorded when Blue Flint’s liability is probable and the costs can be reasonably estimated. No such liabilities were recorded at September 30, 2011 or 2010.

Sponsor Nonliquidating Distributions

Blue Flint recorded a distribution payable of $338,700 and $372,796, to GRE during the fiscal years ended September 30, 2011 and 2010, respectively, for benefits received from the North Dakota Ethanol Production Incentive Program. This payable is included in other long-term liabilities, related parties, on the balance sheets. The North Dakota Ethanol Production Incentive is a counter-cyclical program which is designed to help producers during adverse times when ethanol prices are unusually low and/or corn prices are unusually high. When these prices are normal or better than normal, the incentive is phased out and market conditions are allowed to prevail.

Contingencies

From time to time, the Company may be involved in legal proceedings and claims that arise in the ordinary course of business. The Company is currently unaware of any legal proceedings or claims against it that management believes will have, individually or in the aggregate, a materially adverse effect on its business, financial condition or operating results.